UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hutchison China MediTech Limited
(Name of Issuer)

Ordinary shares, par value US$0.10 per share
(Title of Class of Securities)

44842L 103**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to Hutchison China MediTech Limited’s American Depositary Shares, each representing five ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 44842L103	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON General Atlantic Singapore HCM Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44842L103	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44842L103	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44842L103	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44842L103	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44842L103	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44842L103	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44842L103	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44842L103	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 44842L103	SCHEDULE 13D	Page 16 of 24

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,501,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,501,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,501,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 44842L103	SCHEDULE 13D	Page 17 of 24

Item 1. Security and Issuer.

This Amendment No. 1 supplements and amends the Schedule 13D filed on June 25, 2020 (as so amended, the “Statement”) which relates to the ordinary shares, par value US$0.10 per share (the “ordinary shares”) of Hutchison China MediTech Limited, an exempted company incorporated in the Cayman Islands (the “Company”), whose principal executive offices are located at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement. As set forth in Item 5 below, as a result of the transactions As set forth in Item 5 below, as a result of the transactions described herein, this Amendment No.1 represents the final amendment to the Statement and constitutes an exit filing for the Reporting Persons (as defined below). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Statement.

The Company’s American depositary shares (the “ADSs”), each representing five ordinary shares, are listed on the Nasdaq Global Market under the symbol “HCM.” The Reporting Persons (as defined below) own only ordinary shares and do not own any ADSs.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i) General Atlantic Singapore HCM Pte Ltd. (“GAS HCM”);

(ii) General Atlantic Singapore Fund Pte. Ltd. (“GASF”);

(iii) General Atlantic Singapore Interholdco Ltd. (“GAS Interholdco”);

(iv) General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”);

(v) General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”);

(vi) General Atlantic Partners (Lux) SCSp, L.P. (“GAP Lux”);

(vii) General Atlantic GenPar (Lux) SCSp, L.P. (“GenPar Lux”);

(viii) General Atlantic (Lux) S.à r.l. (“GA Lux Sarl”);

(ix) General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”);

(x) GAP (Bermuda) Limited (“GAP (Bermuda) Limited”);

(xi) General Atlantic LLC (“GA LLC”);

(xii) GAP Coinvestments III, LLC (“GAPCO III”);

(xiii) GAP Coinvestments IV, LLC (“GAPCO IV”);

(xiv) GAP Coinvestments V, LLC (“GAPCO V”); and

(xv) GAP Coinvestments CDA, L.P. (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The principal address of each of the Reporting Persons (other than GAS HCM, GASF, GAP Lux, GenPar Lux and GA Lux Sarl) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GAS HCM and GASF is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960. The principal address of GAP Lux, GenPar Lux and GA Lux Sarl is 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg.

CUSIP No. 44842L103	SCHEDULE 13D	Page 18 of 24

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAS HCM is wholly owned by GASF. The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ordinary shares held of record by GAS HCM are the GA Funds. The general partner of each of GAP Bermuda IV and GAP Bermuda EU is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. The general partner of GAP Lux is GenPar Lux, and the general partner of GenPar Lux is GA Lux Sarl. GenPar Bermuda is the sole shareholder of GA Lux Sarl and the sole limited partner of GenPar Lux. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are nine members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof. The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares except to the extent he or she has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LLC. The present principal occupation or employment of each of the directors of GAS HCM, GASF and GAS Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On June 25, 2020, GAS HCM entered into a Securities Subscription Agreement with the Company (the “Subscription Agreement”; a copy of which is attached hereto as Exhibit 2) to (i) purchase an aggregate of 20,000,000 newly issued ordinary shares from the Company, at price of US$5.00 per share, for an aggregate purchase price of US$100,000,000 in a private placement and (ii) acquire warrants to acquire an additional 16,666,670 ordinary shares, at an exercise price of US$6.00 per share (the “Warrants”). GAS HCM completed the acquisition of the securities in two closings on July 2, 2020 and July 3, 2020.

On June 16, 2021, GAS HCM entered into a cornerstone investment agreement with the Company and several other investors named therein (the “Cornerstone Investment Agreement”, a copy of which is attached hereto as Exhibit 3) to purchase from the Company in a private placement exempt from the registration requirements of U.S. securities laws, occurring concurrently with a public offering of newly issued shares from the Company, a number of shares equal to the Hong Kong dollar equivalent of US$30 million, calculated using the exchange rate of US$1.00:HK$7.80 (excluding brokerage fees and levies) divided by the offer price per ordinary share in the public offering, rounded down to the nearest whole board lot of 500 ordinary shares. GAS HCM acquired 5,835,000 ordinary shares in the private placement which closed on June 30, 2021.

GAS HCM obtained the funds to purchase the ordinary shares from contributions from the GA Funds.

Item 4. Purpose of Transaction.

Unchanged.

CUSIP No. 44842L103	SCHEDULE 13D	Page 19 of 24

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon an aggregate of 865,182,330 ordinary shares (848,515,660 ordinary shares reported to be outstanding in the Company’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on June 24, 2021, plus 16,666,670 ordinary shares issuable upon the full exercise of the Warrants issued pursuant to the Subscription Agreement as discussed in Item 3 above).

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 42,501,670 ordinary shares, or approximately 4.91% of the aggregate 865,182,330 ordinary shares.

By virtue of the fact that (i) GASF owns all of GAS HCM’s voting shares, (ii) GAS Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GAS Interholdco to fund GAS HCM’s purchases of the ordinary shares and acquisition of the Warrants and may direct GAS Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, (v) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the “AIFM”) as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. (“GASC”) in order to appoint GASC to act as the portfolio manager of GAP Lux, (vi) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA, and (vii) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited, GA LLC and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ordinary shares owned of record by GAS HCM. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 42,501,670 ordinary shares, or approximately 4.91% of the aggregate 865,182,330 ordinary shares as described above.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 42,501,670 ordinary shares that may be deemed to be beneficially owned by each of them.

(c) Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the 42,501,670 ordinary shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

CUSIP No. 44842L103	SCHEDULE 13D	Page 20 of 24

(e) As of the date hereof, none of the Reporting Persons are deemed to beneficially own more than 5% of the aggregate 865,182,330 ordinary shares described above. The filing of this Amendment No. 1 represents the final amendment to the Statement with respect to the Reporting Persons and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

As noted in Item 3 above, on June 16, 2021, GAS HCM entered into the Cornerstone Investment Agreement to purchase from the Company a number of ordinary shares equal to the Hong Kong dollar equivalent of US$30 million, calculated using the exchange rate of US$1.00:HK$7.80 (excluding brokerage fees and levies) divided by the offer price per ordinary share in the public offering, rounded down to the nearest whole board lot of 500 ordinary shares. GAS HCM acquired 5,835,000 ordinary shares in the private placement which closed on June 30, 2021.

During the six month period following June 30, 2021, under the agreed upon lock-up provision, GAS HCM is prohibited, without the prior consent of the Company, directly or indirectly, from (i) disposing any newly issued ordinary shares or any interests in any company or entity holding such shares, including securities convertible into or exchangeable or exercisable for or that represent the right to receive any such shares; (ii) allowing itself to undergo a change of control at the level of its ultimate beneficial owner; (iii) agree or contract to or enter into any transactions directly or indirectly with the same economic effect as any aforesaid transaction; (iv) publicly announce any intention to, enter into any of the foregoing transactions described in (i), (ii) and (iii) above, in each case whether any of the foregoing transactions described in (i), (ii) and (iii) above is to be settled by delivery of such newly issued shares or such other securities convertible into or exercisable or exchangeable for such newly issued shares, in cash or otherwise. GAS HCM may, however, transfer any of the securities to any wholly-owned subsidiary, provided that such wholly-owned subsidiary is bound by the balance of the lock-up period.

The Cornerstone Investment Agreement further prohibits GAS HCM and its affiliates from holding (directly or indirectly) 10% or a greater percentage of the Company's entire issued share capital for the twelve-month period following June 30, 2021, except with the prior written consent of the Company.

Pursuant to the Subscription Agreement, the Company has an obligation to provide certain registration rights for GAS HCM, and the Company has agreed to file a prospectus supplement or a registration statement for that purpose.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ordinary shares held of record by GAS HCM as well as such other action taken on behalf of the Reporting Persons with respect to the ordinary shares and the Warrants held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on July 6, 2020 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2	Securities Subscription Agreement between Hutchison China MediTech Limited and General Atlantic Singapore HCM Pte. Ltd., dated as of June 25, 2020 (previously filed).

Exhibit 3:	Cornerstone Investment Agreement between Hutchison China MediTech Limited, General Atlantic Singapore HCM Pte. Ltd., and other investors named therein, dated as of June 16, 2021.

CUSIP No. 44842L103	SCHEDULE 13D	Page 21 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021

GENERAL ATLANTIC SINGAPORE HCM PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

CUSIP No. 44842L103	SCHEDULE 13D	Page 22 of 24

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (LUX) SCSP, L.P.

By:	General Atlantic GenPar (Lux) SCSp, L.P., its General Partner

By:	General Atlantic (Lux) S.à r.l., its General Partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC GENPAR (LUX) SCSP, L.P.

By:	General Atlantic (Lux) S.à r.l., its General Partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

CUSIP No. 44842L103	SCHEDULE 13D	Page 23 of 24

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

CUSIP No. 44842L103	SCHEDULE 13D	Page 24 of 24

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd. and General Atlantic Singapore HCM Pte. Ltd.

(as of the date hereof)

Name	Business Address	Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia
Izkandar Edward Heylett	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia

Schedule A - Page 1

Directors of General Atlantic Singapore Interholdco Ltd.

(as of the date hereof)

Name	Business Address	Citizenship
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States

Schedule A - Page 2